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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                SCHEDULE 13e-3/A

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

           RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                              IN HOME HEALTH, INC.
                              (Name of the Issuer)

                              IN HOME HEALTH, INC.
                         MANORCARE HEALTH SERVICES, INC.
                           MANOR CARE OF AMERICA, INC.
                                MANOR CARE, INC.
                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $.03 Per Share
                         (Title of Class of Securities)

                                     453222
                      (CUSIP Number of Class of Securities)
                               -------------------

            R. Jeffrey Bixler                         R. Jeffrey Bixler
             Vice President,                            Vice President,
    General Counsel and Secretary               General Counsel and Secretary
            Manor Care, Inc.                         In Home Health, Inc.
         333 North Summit Street                     601 Carlson Parkway
             P.O. Box 10086                               Suite 500
         Toledo, Ohio 43699-0086                     Minnetonka, MN 55305
             (419) 252-5500                             (952-449-7500)

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
           and Communications on Behalf of Person(s) Filing Statement)
                      -------------------------------------

                                   Copies To:

                             Michael D. Levin, Esq.
                                Latham & Watkins
                             Sears Tower, Suite 5800
                             Chicago, Illinois 60606
                                 (312) 876-7700

     This statement is filed in connection with (check the appropriate box):

 a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

 b. [ ] The filing of a registration statement under the Securities Act of 1933.

 c.  [ ] A tender offer.

 d.  [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [ ]
     Check the following box if the filing is a final amendment reporting the results of the transaction. [X]
                            CALCULATION OF FILING FEE
================================================================================
  Transaction Valuation*                              Amount Of Filing Fee**
        $8,668,985                                            $1,734
================================================================================

* For purposes of calculating the filing fee only. Determined by (1) multiplying 5,604,298 shares of common stock, par value $.03 per share and 200,000 shares of preferred stock, par value $1.00 per share, of In Home Health, Inc. less an aggregate of 3,396,735 shares of common stock and 200,000 shares of preferred stock already owned by ManorCare Health Services, Inc. by $3.70 per share, and (2) adding thereto the aggregate amount anticipated to be paid to certain persons holding options to acquire shares of common stock in consideration of cancellation of such options (assuming an aggregate of 378,385 options are canceled in exchange for cash in the transaction).


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**       The amount of the filing fee calculated in accordance with Exchange Act
         Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount previously paid: $1,734

Form or registration no.: Amendment No. 2 to Schedule 13E-3

Filing party:  In Home Health, Inc., ManorCare Health Services,
               Inc., IHHI Acquisition Corp., Manor Care of America, Inc. and Manor Care, Inc.

Date filed: November 27, 2000

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                                  INTRODUCTION

         This Amendment No. 3 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by In Home Health, Inc., a Minnesota corporation (the "Company"), the issuer of the equity securities that were the subject of the Rule 13e-3 transaction, ManorCare Health Services, Inc., a Delaware corporation ("ManorCare Health"), Manor Care of America, Inc., a Delaware corporation ("Manor Care of America"), and Manor Care, Inc., a Delaware corporation ("Manor Care"). Pursuant to an Agreement and Plan of Merger, dated as of September 13, 2000 (the "Merger Agreement"), IHHI Acquisition Corp., a Minnesota corporation and wholly owned subsidiary of ManorCare Health, merged with and into the Company, effective on December 28, 2000 (the "Merger").

         In the Merger, each issued and outstanding share of common stock was cancelled and automatically converted into the right to receive $3.70 in cash, without interest or any other payment thereon, with the following exceptions:
(i) shares of Company preferred and common stock owned by the Company or any of its wholly-owned subsidiaries, ManorCare Health or IHHI Acquisition or their affiliates, which were cancelled; and (ii) shares held by dissenting shareholders, which are subject to dissenters' rights in accordance with Minnesota law.




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ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSONS.

(a) This final amendment to this Schedule 13E-3 is being filed by the Company, ManorCare Health, Manor Care of America and Manor Care. IHHI Acquisition Corp. is not a filing party because it merged with and into the Company, effective on December 28, 2000.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(b) At a special meeting of the Company's shareholders held on December 28, 2000, the shareholders approved the Merger Agreement and the Merger.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b)      The Merger was consumated on December 28, 2000.



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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  December 28, 2000

                               IN HOME HEALTH, INC.

                               By:      /s/ R. Jeffrey Bixler
                                        --------------------------
                               Name:    R. Jeffrey Bixler
                               Title:   Vice President, General Counsel
                                        and Secretary

                               MANOR CARE, INC.

                               By:      /s/  R. Jeffrey Bixler
                                        --------------------------
                               Name:    R. Jeffrey Bixler
                               Title:   Vice President, General Counsel
                                        and Secretary

                               MANOR CARE OF AMERICA, INC.

                               By:      /s/  R. Jeffrey Bixler
                                        --------------------------
                               Name:    R. Jeffrey Bixler
                               Title:   Vice President, General Counsel
                                        and Secretary

                               MANORCARE HEALTH SERVICES, INC.

                               By:      /s/  R. Jeffrey Bixler
                                        --------------------------
                               Name:    R. Jeffrey Bixler
                               Title:   Vice President, General Counsel
                                        and Secretary




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                                  EXHIBIT INDEX

EXHIBIT
NUMBER
                                   DESCRIPTION

(a)(2) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on September 28, 2000 (incorporated herein by reference to the proxy statement).

(a)(3)   Transaction Statement pursuant to Section 13e-3 of the Exchange Act on
         Schedule 13E-3 filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 14, 2000.

(a)(5) Information Statement pursuant to Section 14(f)-1 of the Exchange Act on Schedule 14F1/A filed by In Home Health, Inc. with the Securities and Exchange Commission on July 24, 2000.

(c)(1) Opinion of Houlihan Lokey Howard & Zukin Financial Advisors, Inc. (incorporated herein by reference to ANNEX B of the proxy statement).

(c)(2) Report of Simione Central Consulting, Inc. (incorporated herein by reference to ANNEX E of the proxy statement).

(d)(1) Agreement and Plan of Merger, dated September 13, 2000, by and between ManorCare Health Services, Inc., IHHI Acquisition Corp. and In Home Health, Inc. (incorporated herein by reference to ANNEX A of the proxy statement).

(d)(2) Registration Rights Agreement, dated October 24, 1995, by and between In Home Health, Inc. and Manor Healthcare Corp. filed as exhibit 1 to
         Schedule 13D filed by Manor Healthcare Corp. with the Securities and Exchange Commission on October 27, 1995. *

(d)(3) Second Preferred Stock Modification Agreement, dated December 22, 1998, by and between In Home Health, Inc. and ManorCare Health Services, Inc. filed as exhibit 2 to Schedule 13D (Amendment No. 1) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on April 27, 1999.

(d)(4) Joint Filing Agreement, dated March 26, 1999, by and among ManorCare Health Services, Inc., Manor Care, Inc. and HCR Manor Care, Inc. filed as exhibit 3 to Schedule 13D (Amendment No. 1) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on April 27, 1999.

(d)(5) Letter, dated May 31, 2000, from ManorCare Health Services, Inc. to the President of In Home Health, Inc. filed as exhibit 4 to Schedule 13D (Amendment No. 3) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 1, 2000.

(d)(6) Stock Purchase Agreement, dated June 28, 2000, between Heartland Advisors, Inc., on behalf of Heartland Value Fund, and ManorCare Health Services, Inc. filed as exhibit 5 to Schedule 13D (Amendment No. 4) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 29, 2000.

(d)(7) Irrevocable Proxy, dated June 28, 2000, filed as exhibit 6 to Schedule 13D (Amendment No. 4) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 29, 2000.

(d)(8) Letter Agreement, dated June 29, 2000, between ManorCare Health Services, Inc. and RS Value Group, LLC, on behalf of RS Orphan Fund, L.P. and RS Orphan Offshore Fund, L.P. filed as exhibit 7 to Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.


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(d)(9)   Irrevocable Proxy, dated June 29, 2000, filed as exhibit 8 to Schedule
         13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(10) Letter Agreement, dated June 29, 2000, between ManorCare Health Services, Inc. and Eastbourne Capital Management LLC, on behalf of Black Bear Fund L.L.P., Black Bear Fund II, L.L.C., Black Bear Offshore Fund, and Black Bear Pacific Master Fund filed as exhibit 9 to Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(11) Irrevocable Proxy, dated June 29, 2000, filed as exhibit 10 to Schedule 13D (Amendment No. 5) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on June 30, 2000.

(d)(12) Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. filed as exhibit 11 to Schedule 13D (Amendment No. 6) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 11, 2000.

(d)(13) Letter, dated July 10, 2000, from ManorCare Health Services, Inc. to the Chairman of the Board of Directors of In Home Health, Inc. withdrawing request for special meeting filed as exhibit 12 to Schedule 13D (Amendment No. 6) filed by ManorCare Health Services, Inc. with the Securities and Exchange Commission on July 11, 2000.

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated herein by reference to ANNEX C of the proxy statement).